Mail Stop 4561

December 27, 2007

Mr. Todd D. Fanning
Senior Vice President and Chief Financial Officer
Princeton National Bancorp, Inc.
606 South Main Street
Princeton, IL 61356

      Re: **Princeton National Bancorp, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2006
              Forms 10-Q for the Quarterly Periods Ended March 31, 2007, June
              30, 2007, and September 30, 2007
              File No. 000-20050

Dear Mr. Fanning:

We have reviewed your filings and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006:

Exhibit 13 – Portions of 2006 Annual Report to Shareholders

Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Stock Options, page 16

1.   We note your disclosure that effective December 31, 2005 the company accelerated the vesting of all outstanding unvested options, that all of the unvested options were in the money at the date vesting was accelerated, and that no compensation expense was recognized from the vesting decision. Please provide us with your analysis, including any supporting calculations, describing how you considered the guidance in FIN 44 in determining that you did not need to recognize compensation expense due to the acceleration.

*   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Accounting Branch Chief